                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                         Commission file number: 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                            (Full title of the plan)

                                   Dynegy Inc.
                                 1000 Louisiana
                                   Suite 5800
                              Houston, Texas 77002

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTALINFORMATION,
                           DECEMBER 31, 2001 AND 2000

                                                                                                 PAGE NO.
                                                                                                 --------

INDEPENDENT AUDITORS' REPORTS                                                                        1


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits
         as of December 31, 2001 and 2000                                                            4

         Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2001.                                                       5


NOTES TO FINANCIAL STATEMENTS                                                                        6


SUPPLEMENTAL INFORMATION

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                             14
         as of December 31, 2001

         Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.


SIGNATURE                                                                                           20

EXHIBITS - The exhibits filed in connection with Annual Report are as follows:

         Exhibit 1 - Consent of McConnell & Jones LLP                                               21

         Exhibit 2 - Consent of PriceWaterhouseCoopers LLP                                          22

                          INDEPENDENT AUDITORS' REPORT




To the Dynegy Inc. Benefit Plans Committee for the Illinois Power Company Incentive Savings Plan


We have audited the accompanying statement of net assets available for benefits of Illinois Power Company Incentive Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Illinois Power Company Incentive Savings Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 14, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Illinois Power Company
Incentive Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Illinois Power Company Incentive Savings Plan (the "Plan") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
September 28, 2001

                   ILLINOIS POWER COMPANY INCENTIVE SAVINGS PLAN

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            DECEMBER 31, 2001 AND 2000

                                                                  2001                       2000
                                                          --------------------     ------------------------
ASSETS:
 Investments:
  Cash and temporary cash investments                     $            519,595     $                605,881
  Investments at fair value                                        128,744,169                  211,108,751
  Participant loans                                                  1,971,113                    2,357,978
                                                          --------------------     ------------------------
   Total investments                                               131,234,877                  214,072,610
                                                          --------------------     ------------------------

 Receivables:
  Dividends and interest receivable                                      2,179                        3,374
  Other receivables                                                          -                      697,911
  Employer contributions receivable                                    102,965                            -
                                                          --------------------     ------------------------

   Total receivables                                                   105,144                      701,285
                                                          --------------------     ------------------------

   TOTAL ASSETS                                                    131,340,021                  214,773,895


LIABILITIES:
 Accrued expenses                                                           85                            -
                                                          --------------------     ------------------------

NET ASSETS AVAILABLE FOR BENEFITS                         $        131,339,936     $            214,773,895
                                                          ====================     ========================

    The accompanying notes are an integral part of the financial statements

                  ILLINOIS POWER COMPANY INCENTIVE SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
 Additions to net assets attributed to:
  Contributions:
   Employee                                                        $       5,111,427
   Employer                                                                1,464,595
                                                                   -----------------

   Total contributions                                                     6,576,022
                                                                   -----------------

 Investment Income:
  Dividend and interest income                                             3,311,640
  Interest on participant loans                                              182,217
                                                                   -----------------

   Total investment income                                                 3,493,857
                                                                   -----------------

   TOTAL ADDITIONS                                                        10,069,879
                                                                   -----------------

DEDUCTIONS:
 Deductions from net assets attributed to:
  Net depreciation in fair value of investments                           67,703,211
  Benefit payments                                                        28,175,122
  Administrative expenses                                                     14,886
                                                                   -----------------

   TOTAL DEDUCTIONS                                                       95,893,219
                                                                   -----------------

DECREASE IN NET ASSETS BEFORE TRANSFERS                                 (85,823,340)

PLAN-TO-PLAN TRANSFERS, NET                                                2,389,381
                                                                   -----------------

NET DECREASE                                                            (83,433,959)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                     214,773,895
                                                                   -----------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $     131,339,936
                                                                   =================

 The accompanying notes are an integral part of the financial statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


1.    DESCRIPTION OF PLAN

      The following description of the Illinois Power Incentive Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Illinois Power Company Incentive Savings Plan is sponsored and administered by Illinois Power Company (the "Company" or "Plan Administrator"). The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts ("Fidelity") became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. On February 1, 2000, Illinova Corporation, the parent company, merged with Dynegy Inc. As a result of the merger, a one-for-one conversion of Illinova common stock into Dynegy common stock occurred on the effective date of the merger.

      PARTICIPATION

      All salaried employees of the Company are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

      PLAN CHANGES AND AMENDMENTS

      Effective January 1, 2002, the Plan was amended and restated. The Plan also changed recordkeepers and trustees from Fidelity to Vanguard Institutional Client Services Group. As a result, the investment options offered to the Plan's participants changed. In order to facilitate this transition, it was necessary to impose a "Quiet Period" as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on December 20, 2001 (November 30, 2001 for hardship withdrawals) and ended on January 18, 2002. During this period, requests for and processing of, distributions, withdrawals, and loans were temporarily suspended. In addition, participants were unable to change investment designations with respect to future or existing allocations.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS

      Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

      Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time.

      The Company contributes a monthly match to the Plan equal to 50% of the participants' monthly before-tax contributions, up to 6% of the employee's base earnings for the month. All Company matching contributions are made in units of Dynegy common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Note 5 for more information.

      The Company has an Incentive Compensation arrangement in which all participants employed by the Company on the last day of the Plan year are eligible to earn cash and Dynegy stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

      Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

      ESOP

      In October 1990, the Board of Directors authorized amendments to the Plan to provide for the implementation of an Employee Stock Ownership Plan
      (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the

      Plan and the Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement. Unallocated shares are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by the Company, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan. The loan was paid-off during 2000 and the remaining unallocated shares were allocated to eligible employees during 2001. Total shares allocated to salaried employees for matching contributions and company incentive contributions totaled 585,599 and 493,449 as of December 31, 2001, respectively.

      DISTRIBUTIONS

      Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Dynegy common stock.

      FORFEITURES

      Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions.

      LOANS

      The Plan allows participants to borrow from their before-tax accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 2001, the interest rate ranged from 7.75% to 10.50%. The rate for 2000 ranged from 9.50% to 10.50%.

      All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

      PLAN-TO-PLAN TRANSFERS

      Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement as participant's shift out of or into positions covered by a collective bargaining agreement. These transfers are shown on the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

      PLAN TERMINATION

      The right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying Plan financial statements are prepared on the accrual basis of accounting.

      INVESTMENTS

      Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

      Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

      INCOME

      Interest and dividend income is recorded as earned.

      Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Dynegy common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the Net Appreciation/(Depreciation) in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

      EXPENSES

      Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

      INCOME TAXES

      The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

      DISTRIBUTION OF BENEFITS

      Distributions of benefits are recorded when paid.


3.    INVESTMENTS

      Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                          Fair value at December 31,
                                                 ----------------------------------------------
                                                         2001                     2000
                                                 ---------------------     --------------------
      Investments at fair value as
      determined by quoted market price:
          Dynegy Common Stock                    $        38,494,368*      $  90,131,849*
          Fidelity Equity Income Fund                     21,754,808          25,722,445
          Fidelity Independence Fund                      28,951,253          46,737,212
          Fidelity Managed Income Portfolio               14,432,409          16,665,376

      * Includes both participant-directed and non-participant directed amounts.

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $67,703,211 as follows:

            Mutual funds            $    18,910,962
            Common stock                 48,792,249
                                    --------------------
                                    $    67,703,211
                                    ====================


4.    TRANSACTIONS WITH PARTIES-IN-INTEREST

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.


5.    NONPARTICIPANT-DIRECTED INVESTMENTS

       All funds in the Plan are participant directed, with the exception of the Stock Fund, which is partially nonparticipant-directed as pertains to the Company match and incentive compensation features of the Plan. Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - STOCK FUND

                                                                   DECEMBER 31,
                                                   ---------------------------------------------
                                                          2001                      2000
                                                   ------------------       --------------------
ASSETS:
 Investments:
  Cash and temporary cash investments              $          380,247       $            244,629
  Investments at fair value                                38,494,368                 90,131,849
                                                   ------------------       --------------------

  Total investments                                        38,874,615                 90,376,478
                                                   ------------------       --------------------

 Receivables:
  Dividends and interest receivable                             2,179                      3,374
  Other receivables                                                 -                    697,911
  Employer contributions receivable                           102,965                          -
                                                   ------------------       --------------------

  Total receivables                                           105,144                    701,285
                                                   ------------------       --------------------

   TOTAL ASSETS                                            38,979,759                 91,077,763

LIABILITIES:
 Accrued expenses                                                  85                          -
                                                   ------------------       --------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $       38,979,674       $         91,077,763
                                                   ==================       ====================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
                                   STOCK FUND

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         2001
                                                                   ----------------
ADDITIONS:
 Additions to net assets attributed to:
  Contributions:
   Employee                                                        $        529,412
   Employer                                                               1,464,595
                                                                   ----------------

   Total contributions                                                    1,994,007
                                                                   ----------------

 Investment income:
  Dividend and interest income                                              513,445
  Interest on participant loans                                              24,190
                                                                   ----------------

   Total investment income                                                  537,635
                                                                   ----------------

 Loan repayments                                                            140,267
                                                                   ----------------

   TOTAL ADDITIONS                                                        2,671,909
                                                                   ----------------

DEDUCTIONS:
 Deductions from net assets attributed to:
  Net depreciation in fair value of investments                          48,289,382
  Benefit payments                                                        7,169,923
  Loan withdrawals                                                           74,051
  Administrative expenses                                                     1,836
                                                                   ----------------

    TOTAL DEDUCTIONS                                                     55,535,192
                                                                   ----------------

DECREASE IN NET ASSETS BEFORE TRANSFERS                                (52,863,283)

PLAN-TO-PLAN TRANSFERS, NET                                                 647,872

FUND TO FUND TRANSFERS, NET                                                 117,322

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                     91,077,763
                                                                   ----------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $     38,979,674
                                                                   ================

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                       December 31,
                                                                            -----------------------------------
                                                                                2001                  2000
                                                                            ------------         --------------
        Net assets available for benefits per the financial
        statements                                                          $131,339,936         $  214,773,895
        Accrued distributions of benefits                                              -                 20,793
                                                                            ------------         --------------
        Net assets available for benefits per the Form 5500                 $131,339,936         $  214,753,102
                                                                            ============         ==============

      The following is a reconciliation of benefits distributed to participants per the financial statements to Form 5500:

                                                                                    December 31, 2001
                                                                                    -----------------
        Distribution of benefits per the financial statements                        $    28,175,122
        Less: accrued distribution of benefits at December 31, 2000                           20,793
                                                                                    -----------------
        Distribution of benefits per the Form 5500                                   $    28,154,329
                                                                                    =================

7.    SUBSEQUENT EVENT

      Subsequent to December 31, 2001, the per share market price of Dynegy Inc. common stock declined from $25.50 as of December 31, 2001 to $8.07 as of June 14, 2002. As of June 14, 2002, the fair value of the Plan's investments totaled $92,157,280 including Dynegy Inc. common stock totaling $12,112,162.

                             ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN FOR EMPLOYEES
              COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT


                          EIN: 94-3248415 PN: 005

       Schedule H, Line 4: - Schedule of Assets (Held at End of Year)

                             As of December 31, 2001

Description                                         COST           FAIR VALUE
----------------------------------------------  -------------    ---------------
COMMON STOCK:
  * Dynegy Common Stock                         $23,791,223      $ 38,494,368

MUTUAL FUNDS:
  * Dreyfus Founders Growth Fund                     **             2,413,374
  * Fidelity Equity Income Fund                      **            21,754,808
  * Fidelity Independent Fund                        **            28,951,253
  * Fidelity Asset Manager Income Fund               **               903,184
  * Fidelity Asset Manager Growth Fund               **             3,773,546
  * Fidelity Asset Manager Fund                      **             6,120,737
  * Fidelity International Growth and Income Fund    **             2,083,385
  * Fidelity Managed Income Portfolio Fund           **            14,432,409
  * Fidelity US Equity Index Commingled Pool         **             4,932,233
  * CS Emerging Growth Co. Fund                      **             1,514,267
  * USAA International Fund                          **               506,764
  * Fidelity Retirement Money Market Fund            **                    48
                                                                 ------------
                                                                 $ 87,386,009
   LOANS:
  * Participant Loans - various maturities and       **          $  1,971,113
     interest rates ranging from 7.75% to 10.5%*

SELF DIRECTED BROKERAGE ACCOUNTS:
*AOL Time Warner Inc.                                **                14,445
*AT&T Corp.                                          **                16,326
*AT & T Wireless                                     **                 4,153
*Abercrombie & Fitch Co.                             **                79,590
*Allstate Corp.                                      **                10,110
*Amazon.Com Inc.                                     **                 4,328

                                       14

SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
*American Intl Pete Corp.                            **                   473
*Amkor Technology Inc.                               **                 8,015
*Applied Materials Inc.                              **                40,100
*Archer Daniels Midland Co.                          **                14,077
*Ariba Inc.                                          **                   727
*At Home Corp. Series A                              **                     1
*Ballard Power Sys Inc.                              **                 2,957
*Baron Asset Fund                                    **                 8,004
*Baron Small Cap Fund                                **                 5,674
*Bio Technology Gen Corp.                            **                 1,646
*Boeing Co.                                          **                 7,756
*Bristol Myers Squibb Co.                            **                 7,650
*Broadvision Inc.                                    **                    55
*CMG Information Services Inc.                       **                   130
*Capital One Financial Corp.                         **                 5,395
*Charter Communications Inc.                         **                 1,643
*Chiquita Brands Intl Inc.                           **                 1,920
*Cinergy Corp.                                       **                 3,343
*Cisco Sys Inc.                                      **                39,933
*Citigroup Inc.                                      **                85,816
*Coca Cola Co.                                       **                   472
*Commerce One Inc.                                   **                 1,785
*Compaq Computer Corp.                               **                 5,860
*Computer Sciences Corp.                             **                 4,898
*Cor Therapeutics Inc.                               **                   718
*Corel Corp.                                         **                 3,800
*Corning Inc.                                        **                 9,366
*Countrywide Credit Industries Inc.                  **                24,582
*Cyber-Care Inc.                                     **                   192
*Dell Computer Corp.                                 **                48,924
*Delphi Automotive Sys Corp.                         **                   546
*Digital Lightwave Inc.                              **                   469
*Walt Disney Company                                 **                   414
*Dodge & Cox Income Fund                             **               121,836
*Dodge & Cox Stock Fund                              **               281,687
*Dreyfus Founders Growth Fund                        **                27,275
*Duke Power Co.                                      **                15,704

                                       15

SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
*Dynegy Inc.                                         **                44,192
*E M C Corp.                                         **                   672
*E Trade Group Inc.                                  **                 6,150
*El Paso Corp.                                       **                 2,231
*Emulex Corp.                                        **                79,020
*Enron Corp.                                         **                 3,618
*E-Toys Inc.                                         **                     1
*Federal National Mortgage Association Co.           **                23,850
*Fidelity Japan Small Companies                      **                 5,160
*Fidelity Japan Fund                                 **                 5,716
*Fidelity Spartan Total Market Index                 **                34,347
*Fidelity Equity-Income Fund                         **                 5,637
*Fidelity Retirement Growth Fund                     **                20,729
*Fidelity Fund Income                                **                14,911
*Fidelity Contrafund                                 **                15,456
*Fidelity Aggregate Growth Fund                      **                13,371
*Fidelity Select Technology                          **                24,853
*Fidelity Select Health Care Fund                    **                 6,015
*Fidelity Select Utilities                           **                16,407
*Fidelity Select Natural Gas Fund                    **                 3,803
*Fidelity Select Developing Communications Fund      **                 7,041
*Fidelity Select Biotechnology Fund                  **                 6,783
*Fidelity Select Electronics Fund                    **                55,662
*Fidelity Select Computers Fund                      **                17,112
*Finova Group Inc.                                   **                   610
*Foundry Networks                                    **                 1,630
*4 Kids Entmt Inc.                                   **                 8,012
*Frontier Airlines Inc.                              **                40,800
*Gabelli Equity Retail Cl Fund                       **                47,126
*Gabelli Growth Fund                                 **                21,490
*Gateway Inc.                                        **                   804
*General Electric Corp.                              **                29,706
*Glaxo Plc.                                          **                 1,246
*Griffon Corp.                                       **                 9,000
*Halliburton Corp.                                   **                 3,930
*Harris Oakmark Select Fund                          **                30,871
*Hewlett Packard Co.                                 **                 8,216

                                       16

SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
*Hexcel Corp.                                        **                   308
*House2home Inc.                                     **                     4
*Human Genome Sciences Inc.                          **                 3,035
*Inacom Corp.                                        **                     1
*Infonet Svcs Corp.                                  **                 1,225
*Ingram Micro Inc. Class A                           **                17,320
*Intel Corp.                                         **                31,490
*International Brands Inc.                           **                10,642
*International Business Machines                     **                48,384
*Interneuron Pharmaceuticals Inc.                    **                 2,218
*Intimate Brands Inc.                                **                 2,972
*Intraware Inc.                                      **                 1,750
*JDS Uniphase Corp.                                  **                 9,461
*Janus Worldwide Fund                                **                 7,828
*Janus Invt Twenty Fund                              **                 9,741
*Janus Fund 2                                        **                 1,525
*Janus Strategic Value Fund                          **                28,589
*Janus Global Life Sciences Fund                     **                17,632
*Janus Investment Enterprise Fund                    **                 8,886
*Janus Mercury Fund                                  **                19,388
*Johnson & Johnson                                   **                11,820
*Jones Apparel Group Inc.                            **                43,121
*Julius Baer Int'l Equity                            **               145,457
*Knight Trading Group Inc.                           **                 6,612
*Kobren Insight Delphi Val                           **                14,888
*Koninklijke Philips Electrs                         **                11,295
*Ltc Pptys Inc.                                      **                 3,175
*La Quinta Pptys Inc.                                **                 5,740
*Lucent Tech Inc. Nfs                                **                 7,560
*Marimba Inc.                                        **                 6,084
*Marsico Focus Fund                                  **                30,602
*Mcdata Corpcl A                                     **                    25
*Medtronic Inc.                                      **                10,242
*Mercury Computer Sys Inc.                           **                   978
*Microsoft Corp.                                     **                 8,613
*Microage Inc.                                       **                     4
*Migratec Inc.                                       **                   990

                                       17

SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
*Morgan Stanley Dean Witter DSV                      **                22,376
*Motorola Inc.                                       **                18,324
*Nasdaq 100 Trust Unit Series 1                      **                29,183
*Netcentives Inc.                                    **                     1
*Nextel Communications Inc. Class A                  **                 5,480
*Nortel Networks Corp. New (Holding Co.)             **                   746
*Novell Inc.                                         **                 4,590
*Olstein Funds                                       **                10,104
*Oracle Sys Corp.                                    **                35,906
*Personnel Group Amer Inc.                           **                   356
*Pfizer Inc.                                         **                15,940
*Philip Morris Cos Inc.                              **                82,530
*Profunds Ultrtc Prfd Inv                            **                 7,189
*Qualcomm Inc.                                       **                17,170
*Qwest Communications Intl Inc.                      **                 2,967
*Rs Emerging Growth                                  **                29,618
*Rite Aid Corp.                                      **                 1,518
*Rydex Otc Fund                                      **                25,653
*Sei Corp.                                           **                13,533
*Sandisk Corp.                                       **                10,080
*Sapient Corp.                                       **                 3,088
*Schwab Charles Corp.                                **                 3,481
*Service Corp. Intl                                  **                19,960
*Siebel Sys Inc.                                     **                 3,693
*Solectron Corp.                                     **                 6,768
*Sovereign BanCorp. Inc.                             **                12,240
*Sun Microsystems Inc.                               **                28,438
*Tegal Corp.                                         **                 2,680
*Tesco Corp.                                         **                   833
*Texas Instruments Inc.                              **                 3,920
*3com Corp.                                          **                 6,380
*Tianrong Internet Products & Services               **                     9
*Triquint Semiconducter Inc.                         **                 4,904
*Tyco Intl Ltd.                                      **               110,438
*United Parcel Svc Inc.                              **                 2,453
*Uniview Technologies Corp.                          **                    73
*Va Linux Sys Inc.                                   **                   490

                                       18

SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
*Vertical Computer Sys Inc.                          **                   242
*Wal Mart Stores Inc.                                **                 3,453
*Weitz Value Portfolio                               **               237,950
*Wireless Facs Inc.                                  **                   673
*Xcel Energy Inc.                                    **                10,819
*Yahoo Inc.                                          **                 8,515
*Zimmer Holdings Inc.                                **                   458
                                                                 ------------
                                                                    2,863,793

      TOTAL                                                      $130,715,282
                                                                 ============


      *  A party-in-interest to the Plan
      ** Cost not required for participant directed investments

  The accompanying notes are an integral part of the financial statements

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.



                                    Illinois Power Company
                                    Incentive Savings Plan


                                    By:   /s/ Ron Oliver



                                    ----------------------------------------
                                    Ron Oliver
                                    Human Resources Transition Manager



Date: June 28, 2002










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